

May 6, 2013

Patrick J. Rusnak
Chief Financial Officer
Sterling Financial Corporation
111 North Wall Street
Spokane, Washington 99201

> **Re: Sterling Financial Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-34696**

Dear Mr. Rusnak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Noninterest Income, page 32

1. We note your $35.3 million charge on prepayment of debt and its impact on your income before income taxes. Please tell us and revise to include the following disclosures in future filings:

- Disclose the date in which you incurred the prepayment penalties;
- Discuss the reason why management decided to prepay $300 million in repurchase agreements given the significant penalties and their negative impact on income before income taxes; and
- Clarify quantitatively how the prepayment on the repurchase agreements impacted your liquidity.

2. As a related matter, we note in Exhibit 99.1 to your Form 8-K filed January 25, 2013, that "Sterling prepaid $250.0 million of repurchase agreements during the fourth quarter of 2012, resulting in a prepayment charge of $32.7 million." In your current Form 10-K, you state that you prepaid $300.0 million of repurchase agreements with a prepayment charge of $35.3 million. Please explain to us the reason for the differences and clarify as necessary in future filings.

Noninterest Expense, page 33

3. We note your disclosure that the ERISA class action litigation resulted in a charge of $2 million as a result of a tentative settlement. However, on page 24 under Legal Proceedings, we note your disclosure pertaining to the ERISA class action complaint that states: "In January 2013, a tentative settlement was reached, pursuant to which Sterling agreed to pay $3 million to settle the claims." Given this disclosure, please explain to us why you recorded $1 million less of expense than the amount you agreed to pay in the tentative settlement.

Financial Statements

Note 4. Loans Receivable and Allowance For Credit losses, page F-19

4. We note your disclosure on page F-10 stating that loans designated as troubled debt restructurings ("TDRs") may return to accrual status after at least six months of performance in accordance with the modified loan terms. We further note that your TDRs may be removed from TDR status after at least one year of performance under the modified terms. On page F-27 you state that $29.8 million in loans were removed from TDR status during the twelve month period ended December 31, 2012. With a look towards enhanced disclosure, please tell us the following as of December 31, 2012, and disclose in future filings:
    - the amount of loans that were returned to accrual status during the period presented and
    - the total amount of TDRs as of period end broken out between those in accrual and nonaccrual status.

5. We note your disclosure on page F-23 that for loans collectively evaluated for impairment, you compare your calculated expected loss to actual one-year or three-year (annualized) losses and, beginning in 2012, if the calculated expected loss rate is less than the actual one and three year loss rates, then the expected loss rate would be set at the greater of the actual one or three year loss rate. Please tell us and revise future filings to clarify how this updated methodology captures expected losses inherent in loans collectively evaluated for impairment as of each reported period end.

Note 23 – Segment Information, page F-49

6. We note that you combined your Commercial Real Estate ("CRE") and Community Banking segments for reporting purposes in 2012. Based on your segment disclosures on page F-50 of your 2011 Form 10-K, your CRE segment appears to have met the quantitative threshold for separate segment reporting. We also note your disclosure on page 3 that in general, CRE loans involve a higher degree of risk than one- to four-family residential real estate loans. Please tell us how you determined that your CRE and Community Banking segments exhibit similar long-term financial performance and have similar economic characteristics, considering the guidance for aggregation criteria in ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief